Exhibit 4.16

English summary of undertakings of Izhak Tamir toward the trustees of Orckit's note holders re: undertakings required by the Arrangement, dated February 20, 2012

Pursuant to the principles of the Arrangement, Mr. Tamir made the following undertakings towards the trustees of our note holders:

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To participate in equity financing investments that take place by April 2, 2013, at least 10% of each such financing, up to an aggregate amount of $1.0 million, if the aggregate amount raised from other investors in such offerings is not less than $7.0 million.

The foregoing undertaking is subject to the Arrangement becoming effective, and to the following conditions: (i) Messrs. Tamir and Paneth continue to hold their current positions in us at the time of the investment (unless terminated voluntarily by Mr. Tamir or Mr. Paneth, as the case may be); (ii) no trustee of liquidator was appointed to administer our affairs at the time of the investment; and (iii) there is no third party shareholder that holds more than 25% of our outstanding shares at the time of the investment (which did not result from any such equity investments, unless the total of such equity investments exceeds $8.4 million).

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To provide a subordinated loan to us prior to the Arrangement coming into effect in the amount of $200,000, which would be converted into ordinary shares in an equity offering, if such offering comes into effect, as part of the satisfaction of Mr. Tamir's commitment described in the preceding paragraph.

•	The monthly salary of Mr. Tamir will be reduced by 33% for the period between January 1, 2012 and October 2, 2013.